Quantitative Alpha Trading Inc.

Management’s Discussion and Analysis
For the Year ended December 31, 2011

GENERAL

Management’s discussion and analysis (“MD&A”) has been prepared based on information available to Quantitative Alpha Trading Inc. (“QAT” or the “Company”), formerly RTN Stealth Software Inc. (“RTN”), as of February 27, 2012.   The MD&A provides a detailed analysis of the Company’s business and compares its 2011 results with those of the previous years and should be read in conjunction with the Company’s audited consolidated financial statements and the accompanying notes for the year ended December 31, 2011 and the Company’s MD&A for the year ended December 31, 2011.

In 2010, the CICA Handbook was revised to incorporate International Financial Reporting Standards
(“IFRS”) and to require publicly accountable enterprises to apply such standards effective for years beginning on or after January 1, 2011.  Accordingly, the Company has commenced reporting on this basis and in the MD&A, the term “CDN GAAP” refers to Canadian GAAP prior to the adoption of IFRS.  Comparative information for the periods from January 1, 2010 onwards has been restated in accordance with IFRS.

This MD&A may contain forward-looking statements about the Company’s future prospects, and the Company provides no assurance that actual results will meet management’s expectations.

FORWARD LOOKING STATEMENTS

All statements, other than statements of historical fact, constitute “forward-looking statements” and are based on expectations, estimates and projections as at the date of this MD&A.  The words “believe”, “expect”, “anticipate”, “plan”, “intend”, “continue”, “estimate”, “may”, “will”, “schedule” and similar expressions identify forward-looking statements.  The Company cautions the reader that such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of QAT to be materially different from the Company’s estimated future results, performance or achievements expressed or implied by the forward-looking statements and the forward-looking statements are not guarantees of future performance.  Factors that could cause results or events to differ materially from current expectations expressed or implied are inherent to the Company’s business and include, but are not limited to, those discussed in the section entitled “Risks and Uncertainties”.  The Company does not intend, and does not assume any obligation to update these forward-looking statements, whether as a result of new information, future events or results or otherwise except as required by applicable laws.

OVERALL PERFORMANCE

Introduction

The Company is in the business of providing licensing of its proprietary “trading software” for institutional money managers, hedge funds and professional traders. The Company has two principal lines of business development:

a. Stealth Trading

The Stealth Trading System is a unique, direct access trading decision support platform for professional traders. The system is founded on established quantifiable behavior that measures trader sentiment and provides traders with insight into a security’s imminent moves. During the year the Stealth software has been significantly enhanced.  Stealth is now being actively deployed in Toronto and New York.  The Company is actively investigating opportunities for distribution outside of North America.

b. Black Box Trading

The Black box trading systems are designed to offer a number of quantitatively driven systems for distribution to institutional investors initially in Canada and the United States and globally.  The first product in the suite is decision-making software based on the algorithms from the EMC-ALGO Software Suite (“EMC”) acquired from ENAJ Mercantile Corporation (“ENAJ”) in May 2010, which seeks returns based on pricing discrepancies and sudden market place changes that occur on an intra-day basis in the futures markets. The Company is also developing two other systems called “Market Crawler” (a market bias based system) and “Virtual Condor” (a statistical arbitrage system). These systems incorporate aspects of the Company’s proprietary trading software and are undergoing rigorous testing in order to be ready for distribution by early 2012.  Testing is conducted by utilizing both paper trading and cash accounts.  The current high level of volatility being experienced in the global securities market is ideal for such a testing environment.

The Company has acquired and developed trading algorithms that have produced strong results across different markets including equities, futures, currency, ETFs and commodities.

The Company has expanded operations into the United States through its wholly owned US subsidiary, Quantitative Alpha Trading (USA), LLC, (“QAT USA”) and has hired Benjamin Chesir as President and Chief Operating Officer of US operations.  The Company commenced US operations in the fourth quarter of 2011.

The Company is actively marketing their software to institutional money managers and hedge funds.

On April 5, 2011, the Company changed its name from RTN Stealth Software Inc. to Quantitative Alpha Trading Inc.

On December 9, 2011, the Company received Articles of Continuance into Ontario.

On January 9, 2012, the Company filed a listing application to have its shares listed on the TSX Venture Exchange.

Acquisition of a business asset

On January 19, 2010, the Company executed a definitive agreement with privately owned Market Guidance Systems Inc. (“MGS”) whereby the Company acquired an exclusive and perpetual license to the Market Navigation, Trade Execution and Market Timing Software (the “RTN-Stealth Software”).

As consideration for the above, the Company issued 5,000,000 Class B preferred series 1 shares in the capital of the Company (the “Class B Preferred Shares”) to the shareholders of MGS. In connection with the acquisition, the Company paid a company controlled by a director of the Company a transaction advisory fee of 250,000 Class B Preferred shares. The license agreement for the RTN-Stealth Software provided that each Class B Preferred share would be convertible into ten common shares of the Company when the cumulative net revenues derived from the license of the RTN-Stealth Software reach a total of US$20,000,000.

On May 17, 2010, the Company executed two definitive agreements:

a. the Company acquired the RTN-Stealth Software from MGS (the “MGS transaction”), and

b. the Company purchased the EMC-ALGO Software Suite from ENAJ (the “ENAJ transaction”).

As part of the MGS transaction, the Company issued 20,000,000 common shares of the Company to MGS shareholders which are escrowed to be released in four equal tranches at 6, 9, 12, and 15 months, and assumed four promissory notes, in an amount totalling $2,503,500, owed by MGS (the “Promissory Notes”), as the consideration for the acquisition. In addition, the exclusive and perpetual license to market the RTN-Stealth Software that was acquired in January 2010 was cancelled upon the completion of the MGS transaction.

The details of the Promissory Notes assumed are as follows:

	Due date	Interest rate	Other terms
Promissory Notes with	Principal and	Bank of Canada	Senior to any and all
the principal totalling	interest are due on	prime rate + 1% per	other shareholder
C$2,503,500 at May	May 15, 2012	annum compound	loans and shall be
17, 2010		annually	paid in full prior to
repayment by the
Company to any and
all other shareholder
loans

On March 31, 2011, with a settlement date of March 23, 2011, the company satisfied the debt owed under thePromissory Notes in exchange for 47,370,100 common shares. Because some of the Promissory Notes werein U.S. dollars, and the Company deemed the exchange rate to be 1:1, the common shares were issued at$0.0525 (the “Debt Satisfaction Transaction”).

As part of the ENAJ transaction, the Company issued 2,500,000 Common Shares as consideration for theacquisition of the EMC-ALGO Software Suite from ENAJ. The 2,500,000 common shares were issued toENAJ and are escrowed to be released in four equal tranches commencing 6, 9, 12, and 15 months after May17, 2010.

Details of the two software acquisitions are summarized as follows:
RTN – Stealth Software
Issuance of 20,000,000 Common Shares of the Company each having a market
value of $0.25 per share on May 17, 2010	$5,000,000
Assumption of four Promissory Notes	2,503,500
Issuance of 5,250,000 Class B Preferred Shares on January 19, 2010	150,000
Finders fees of 125,000 Common Shares of the Company having a market
value of $0.25 per share on May 17, 2010	31,250
7,684,750

EMC – ALGO Software
Issuance of 2,500,000 Common Shares of the Company each having a market
value of $0.25 per share on May 17, 2010	625,000

$8,309,750

Furthermore, the Company entered into a management agreement with Mr. Michael Boulter, the founder and chief technology officer of ENAJ in exchange for two million five hundred thousand (2,500,000) common shares of the Company as compensation. The management agreement has a three (3) year term and granted the titles of President and Chief Operating Officer of the Company.  The 2,500,000 million Common Shares of the Company are vested in three equal tranches at 12, 24, and 36 months from May 17, 2010.  As a result, the corresponding management fee is deferred and amortized as follows:

Total consideration	$625,000
Expensed in the twelve months ended December 31, 2010	(130,209)
Expensed in the three months ended March 31, 2011	(52,083)
Expensed in the three months ended June 30, 2011	(52,083)
Expensed in the three months ended September 30, 2011	(52,083)
Expensed in the three months ended December 31, 2011	(52,083)
286,459
Less current portion	(208,334)

$78,125

The current portion of the prepaid expenses in the consolidated financial statements in the amount of $255,160 (2010 - $216,135) includes the deferred management fee of $208,333 (2010 - $208,333) and other prepaid expenses of $46,827 (2010 - $7,802).

Mr. Boulter subsequently resigned as President and Chief Operating Officer of the Company.

SUMMARY OF QUARTERLY RESULTS

The summary of quarterly results has been prepared in accordance with IFRS except where indicated:

For the 3-month ended	Accounting	Revenue		Net Income (Loss)		Net Income (Loss)
	Standard					per share
		$		$		$
December 31, 2011	IFRS		44,050		(1,235,308)	(0.01)
September 30, 2011	IFRS		-		(1,273,478)	(0.00)
June 30, 2011	IFRS		-		(991,215)	(0.00)
March 31, 2011	IFRS		-		(1,643,609)	(0.01)
December 31, 2010	IFRS		-		(487,104)	(0.00)
September 30, 2010	IFRS		-		(492,521)	(0.00)
June 30, 2010	IFRS		-		(314,675)	(0.00)
March 31, 2010	IFRS		-		(1,853,285)	(0.02)
RESULTS OF OPERATIONS

For the year ended December 31, 2011

The Company reported a net loss of $5,143,610 ($0.02 per share) for the year ended December 31, 2011 as compared to a net loss of $3,147,585 ($0.03 per share) for the year ended December 31, 2010.  The change was mainly due to:

●	Advertising and promotion costs decreased to $3,364 from $51,672 in 2010 as result of the Company’s scaling back its initial efforts in promoting the acquired Software License;

●
Software amortization has increased to $830,976 from $519,359 in 2010 as the software was acquired in the second quarter of 2010 was therefore only amortized over a shorter period in 2010 as opposed to the full year of 2011;

●	Finance costs have decreased to $4,055 from $64,458 in 2010. This decrease is a result of the settlement of the long term debt.

●
Foreign exchange loss was $37,178 compared to a gain of $108,150 in 2010. The decrease is a result of the long term debt denominated in US dollars in 2010 combined with the weakening of  the US dollar in 2010.  The strengthening of the US dollar in 2011 has resulted in a foreign exchange gain on cash and cash equivalents held in US dollars;

●
Management, consulting and administrative fees decreased to $157,202 from $387,323 in 2010. In the previous period the Company engaged consultants to maintain and develop the trading  software resulting in higher consulting fees. The Company has since hired full time employees to maintain and develop the trading software;

●
Professional fees increased to $655,369 from $157,584 in 2010. This increase was a result of the corporate restructuring in 2011 as well as costs incurred to pursue a TSX-V listing, costs relating US filings and costs relating to a change in service providers;

●	Rent decreased to $66,442 from $91,961 due to the Company moving the programming group to more economical space in 2011 compared to 2010;

●
Salary and wages increased to $492,306 from $nil in 2010 due to the Company moving away from consultants and contractors and hiring full time employees in 2011. In prior years, there were no employees in the Company;

●
Stock based compensation has increased to $2,772,251 from $1,866,273 for 2010. This change is not comparable as a result of different vesting periods and different quantities of options issued.  The stock based compensation cost for 2011 is outlined in Note 10(b) to the audited consolidated financial statements;

●	Travel increased to $39,679 from $17,521 as the Company incurred increased travel costs related to opening the New York office and meeting with potential customers in both Canada and the USA;

●	Trust and filing fees increased to $91,371 from $53,152 as the Company went through its corporate restructuring and obtaining its continuance from British Columbia to Ontario in 2011; and

●	Interest and other income have increased to $12,585 from $2,360 in 2010 as a result of trading activity realized on excess operating cash balances that occurred in 2011.

On January 19, 2011, the Company completed a non-brokered private placement for gross proceeds of $500,000.  Pursuant to the private placement, the Company issued 9,523,809 units at a purchase price of $0.0525 per unit. Each unit consists of one common share and four common share purchase warrants. Each whole warrant entitles its holder to purchase one additional common share at an exercise price of $0.0525 until March 31, 2011. These warrants were exercised prior to their expiry resulting in additional gross proceeds of $2,000,000.

On March 30, 2011, the shareholders of the Company had authorized the early conversion of 5,250,000 Class B Preferred Shares into common shares, thereby ensuring that all of its issued and outstanding equity is represented by voting common shares. Each Class B Preferred Share is convertible into ten common shares at the option of the holder.  As of December 31, 2011, 4,410,137 Preferred Shares have been converted into 44,101,370 common shares Share issuance costs of $22,858 have been offset against gross proceeds

On June 6, 2011, the company received authorization to cancel 150,000 preferred shares.

For the three months ended December 31, 2011

The Company reported a net loss of $1,235,308 ($0.01 per share) for the three months ended December 31, 2011 as compared to a net loss of $487,104 ($0.00 per share) for the three months ended December 31, 2010.  The change was mainly due to:

●
Foreign exchange gain was $39,012 compared to a loss of $84,078 for the same period in 2010. The foreign exchange gain in 2011 was a result of cash held in US dollars combined with of the strengthening of the foreign exchange rate during the quarter.  The loss in the comparable quarter was a result of debt held in US dollars combined with the weakening foreign exchange rate;

●
Professional fees increased to $361,209 from $96,607 in the comparable 2010 quarter due to increased costs associated with corporate restructuring in 2011 as well as costs incurred to pursue a TSX-V listing;

●
Salary and wages increased to $188,176 from $nil in the same period in 2010 due to the Company moving away from consultants and contractors and hiring full time employees in 2011. In prior years, there were no employees in the Company;

●
Rent decreased to $17,479 from $34,463 for the same period in 2010. The decrease is due to the additional costs incurred in 2010 due to the transition of the head office and the Company was maintaining two locations during Q4 2010.

●
Stock based compensation has increased to $381,268 from $121,528 for the same quarter in 2010.  This change is not comparable as a result of different vesting periods and different quantities of options issued. The stock based compensation cost is described in Note 10(b) to the audited consolidated financial statements.

●
Interest and other income increased to $6,489 from $1,341 for the same quarter in 2010. The increase is a result of initial trading trials that occurred during Q4 2011, which did not occur in the comparable quarter.

LIQUIDITY & CAPITAL RESOURCES

The Company has begun to generate revenues from operations. The Company relies on equity financing for its working capital requirement to fund its operations, business and software development activities. At December 31, 2011, the Company had $1,203,430 in cash and cash equivalents (2010 – $174,530) and a working capital of $956,936 (2010 – negative $304,162).

The Company is not subject to external working capital requirement and does not have significant capital commitments that it is obligated to make.

OFF BALANCE SHEET ARRANGEMENTS

 None

RELATED PARTY TRANSACTIONS

All transactions with related parties have occurred in the normal course of operations and in management’s opinion have been transacted on a basis consistent with those involving unrelated parties, and accordingly they are measured at fair value.  Related parties include key management personnel, the Board of Directors, close family members and enterprises which are controlled by these individuals.

Key management of the Company includes the Board of Directors as well as executive management.  Key management personnel remuneration includes the following expenses:

●	During the year ended December 31, 2011, a director and Chairman of the Company received 9,557,035 common shares of the Company as part of the Debt Satisfaction transaction.

●
During the year ended December 31, 2011, a company related to a director and Chief Executive  Officer of the Company received 5,714,285 common shares of the company as part of the Debt Satisfaction Transaction.

●	During the year ended December 31, 2011, the Company received $44,050 in revenues from a director of the Company.

For the year ended December 31, 2011, the Company was charged approximately $3,558,499 (2010 – 178,000) by companies controlled by directors of the Company for management services, property lease rentals, share-based payments, salary and wages, and share issuance costs as set out in the table below:

	2011	2010
Management services	$95,000	$150,500
Professional fees	454,479	-
Property lease rentals	20,000	27,500
Share-based payments (Note 10b)	2,772,251	-
Salary and wages	216,769	-
Share issuance costs	-	-
	$3,558,499	$178,000

PROPOSED TRANSACTIONS

There are no proposed transactions that will materially affect the performance of the Company.

SIGNIFICANT ACCOUNTING POLICIES

The Company’s significant accounting policies are described in Note 5 to the audited consolidated financial statements for the year ended December 31, 2011. Management considers the following policies to be the most critical in understanding the judgments and estimates that are involved in the preparation of its consolidated financial statements.

Use of judgments and critical estimates

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting year.  Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis.  Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Significant assumptions about the future and other sources of estimation uncertainty that management has made that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to the following:

●
The estimated useful lives of equipment which are included in the statements of financial position and the related amortization included in the statement of comprehensive loss (Note 7 to the consolidated financial statements);

●
The estimated useful lives of intangible assets which are included in the statements of financial position, the related amortization included in the comprehensive statement of loss (Note 8 to the consolidated financial statements);

●
The recoverability analysis of intangible assets on the statements of financial position requires the Company to make assumptions about future operating results and the determination of a suitable discount rate.  Changes to one or more assumptions would result in a change in the recoverable amount calculated. The recoverable amount of the intangible software asset has been estimated using a value-in-use calculation. This calculation requires estimates of future licensing fees that the Company expects to earn, and includes significant assumptions relating to:

a. the ability of the Company to secure customers to license the intangible software asset,

b. The amount and timing of invested assets that future customers will employ when using the Company’s intangible software asset under license,

c. Amount and timing of investment performance that future customers are expected to achieve when using the Company’s intangible software asset for trading purposes,

d. The adjustment to the discount rate in the value-in-use calculation to incorporate risk factors specific to the Company’s intangible software asset.

●	The inputs used in accounting for share-based compensation in the statements of loss (Note 10 to the consolidated financial statements); and

●
The extent to which deferred tax assets can be recognized is based on an assessment of the probability of the Company’s future taxable income against which the deferred tax assets can be utilized (Note 11 to the consolidated financial statements).

SHARE DATA

As at February 27, 2012 the Company has 266,711,744 common shares, 414,025 Class B preferred shares, 337,800 warrants and 35,363,099 stock options for a total of 302,826,668 fully diluted common shares outstanding.

FINANCIAL INSTRUMENTS

The company has foreign exchange risk as a result of $894,043 at December 31, 2011 (2010 – $nil) in cash is held in US dollars and is exposed to foreign currency fluctuations.

The company has no interest rate risk as the Company has no long-term debt outstanding as of December 31, 2011.

RISKS AND UNCERTAINTIES
In addition to information and risk factors set forth elsewhere in this MD&A, the following risk factors, which the Company’s management believes are most important in the context of the Company’s business, should be carefully considered in evaluating the Company’s business because such factors currently may have a significant impact on the business, operating results and financial condition of the Company.  It should be noted that this list is not exhaustive and that other risk factors may apply. An investment in the Company may not be suitable for all investors.

An investment in the Company’s securities is highly speculative and involves a high degree of risk and should only be made by investors who can afford to lose their entire investment.

Prior to making an investment decision, investors should consider the investment risks set forth below and those described elsewhere in this document, which are in addition to the usual risks associated with an investment in a business at an early stage of development.  The risk factors set forth below are believed to be important in that they may have a material impact upon the future financial performance of the Company and could cause actual results to differ materially from those expressed in any forward-looking statement the Company makes. Note that unknown factors, not discussed in this annual report, could also have a material adverse effect on the Company’s actual financial and other results. If any of these risks materialize into actual events or circumstances or other possible additional risks and uncertainties of which the Company is currently unaware or which they consider not to be material in connection with the business, actually occur, the Company’s assets, liabilities, financial condition, results of operations (including future results of operations), business and business prospects, are likely to be materially and adversely affected.  In such circumstances, the price of the Company’s securities could decline and investors may lose all or part of their investment.

Additional capital requirements

The Company has and may continue to have capital requirements in excess of its currently available resources.  In the event (i) plans or assumptions change or prove inaccurate or (ii) capital resources in addition to projected cash flow, if any, prove to be insufficient to fund operations, the Company could be required to seek additional financing sooner than currently anticipated.  To the extent that any such financing involves the sale of equity securities, the interests of the Company’s then existing shareholders could be diluted.  There can be no assurance that such financing will be available to the Company on terms acceptable to it, if at all.  To the extent such financing is not available, the Company may not be able to, or may be delayed in, continuing to commercialize its products and services.

The Company is dependent on various key personnel

The Company’s success is dependent upon the performance of key personnel.  The Company does not maintain life insurance for key personnel, and the loss of the services of senior management or key personnel could have a material and adverse effect on the Company, its business and results from operations.

Issuance of additional shares would dilute the interests of existing shareholders

The Company is authorized to issue an unlimited number of Common Shares.  The Board has the power to issue additional shares and may in the future issue shares to seek additional financing to meet capital requirements, to acquire products, equipment or properties, or for other corporate purposes.  Any additional issuance by the Company from its authorized but unissued share capital would have the effect of diluting the interest of existing shareholders.

Officers and Directors may be indemnified against certain securities liabilities

Under the Ontario Business Corporation Act (“OBCA”) the Company can indemnify any director, officer, agent and/or employee as to those liabilities and on those terms and conditions as are specified in the OBCA.  Further, the Company may purchase and maintain insurance on behalf of any such persons whether or not the Company has the power to indemnify such person against the liability insured.  The foregoing could result in substantial expenditures by the Company and prevent any recovery from such directors, officers, agents and/or employees for losses incurred by the Company as a result of their actions.  The Company has been advised that in the opinion of the SEC, indemnification is against public policy as expressed in the U.S. Securities Act, and is, therefore, unenforceable.

Enforcement of Civil Liabilities

The Company is incorporated under the laws of Ontario, Canada and most of its directors and officers are residents of Canada. Consequently, it may be difficult for United States investors to affect service of process within the United States upon the Company or upon those directors or officers who are not residents of the United States, or to realize in the United States upon judgments of United States courts predicated upon civil liabilities under the United States Securities Exchange Act of 1934.  A judgment of a U.S. court predicated solely upon such civil liabilities may be enforceable in Canada by a Canadian court if the U.S. court in which the judgment was obtained had jurisdiction, as determined by the Canadian court, in the matter.  There is substantial doubt whether an original action could be brought successfully in Canada against any of such persons or the Company predicated solely upon such civil liabilities.

Conflict of Interest of Management

  Certain of directors and officers of the Company may also serve as directors and officers of other companies and consequently, the possibility of conflict exists.  Any decision made by such directors and officers involving the Company will be  made in accordance with their duties and obligations to deal fairly and in good faith with the Company and such other companies.

Recent disruptions in international credit markets and other financial systems and deterioration of global economic conditions

Since 2007, the U.S. credit markets experienced serious disruption.  These conditions worsened in 2008 and have continued through 2011, contributing to reduced confidence in credit and financial markets around the world and the collapse of, and governmental intervention in, major financial institutions.  Asset price volatility and solvency concerns have increased, and there has been less liquidity, a widening of credit spreads, a lack of price transparency, increased credit losses and tighter credit conditions.  Notwithstanding various government actions, concerns about the general condition of the capital markets, financial instruments and financial institutions persist, and stock markets have declined substantially.

These market disruptions have had a significant material adverse impact on companies in many sectors of the economy and have limited their access to capital and credit.  These disruptions could, among other things, make it more difficult for the Company to obtain, or increase its cost of obtaining, financing for operations. Failure to raise capital when needed or on reasonable terms may have a material adverse effect on the business, financial condition and operational results of the Company.

Additionally, these factors, as well as other related factors, may cause decreases in asset values that are deemed to be other than temporary, which may result in impairment losses.  If these factors continue, QAT’s operations could be adversely impacted and the trading price of its common shares may be adversely affected.

The Company is also exposed to liquidity risks in meeting its operating and capital expenditure requirements in instances where cash positions are unable to be maintained or appropriate financing is unavailable. These factors may impact QAT’s ability to obtain loans and other credit facilities in the future and on favourable terms.  If these increased levels of volatility and market turmoil continue, the Company’s operations could be adversely impacted and the trading price of its Common Shares could be adversely affected.

The market price of QAT’s common shares may be subject to wide price fluctuations

The market price of QAT’s common shares may be subject to wide fluctuations in response to many factors, including news announcements on its financial position, financial results and business developments, technical developments and innovations, competitors or third parties, industry developments in high-technology companies in general or securities trading software companies and securities trading platforms more particularly, on general stock market conditions, changes in interest rates or general economic conditions, unexpected and extreme general stock market price and volume fluctuations, a lack of share volume liquidity, or legislative changes and other events outside of the Company’s control may individually or collectively have the effect of causing substantial fluctuations in the traded price of its common shares. Changes in the trading price of QAT’s securities may be unrelated to its performance or future prospects. In addition, investors in QAT’s shares may lose their entire investment if the Company incurs large trading losses or if it fails in its business.

Common shares are ‘thinly-traded’ meaning that the number of persons interested in purchasing the shares at or near ask prices may be relatively small.

The Company’s common shares are “thinly-traded”, meaning that the number of persons interested in purchasing the shares at or near ask prices at any given time may be relatively small or non-existent. This situation is attributable to a number of factors, including the fact that the Company is relatively unknown to stock analysts, stock brokers, institutional investors and others in the investment community that generate or influence sales volume. As a consequence, there may be periods of several days or more when trading activity in QAT’s common shares is minimal or non-existent. The Company cannot give any assurance that a broader or more active public trading market for its common shares will develop or be sustained, or that current trading levels will be sustained. Due to these conditions, the Company can give no assurance that holders of its common shares will be able to sell their shares at or near ask prices or at all if they desire to liquidate their shares.

The intellectual property may not be appropriately protected and the Company may be infringing upon the proprietary rights of third parties.

The Company depends on its ability to protect the core proprietary software technologies it has developed or acquired. In this regard, the Company relies on a combination of trade secrets, technical complexity, common law copyright and trademark protection, licensing agreements, password protection and software encryption schemes, as well as on the physical security of the source code. Despite these measures and precautions, it may be possible for an unauthorized third-party to copy QAT’s core technologies and either offer them to the marketplace as its own, or to use them without paying. To date, the Company has not sought to obtain patent protection for any of its software products, though the Company may do so in the future. There can be no assurance, however, that such registration will be granted if applied for. Also, certain aspects of the software products are not subject to intellectual property protection in law, and to the extent such protection might be available, practical and legal distinctions may apply in different jurisdictions. In addition, there can be no assurance that competitors will not develop similar technology, products and services, and if they do, this could reduce the value of the Company’s proprietary technology and its ability to effectively compete.

Although the Company believes that the Company has the right to use all of the intellectual property incorporated in its software products, third parties may claim that the Company’s software products violate their proprietary rights, including copyrights and patents. The cost of litigation necessary to defend QAT’s right to use the intellectual property incorporated in its software products may be prohibitive. If any such claims are made and found to be valid or the Company determines it prudent to settle any such claims, the Company may have to re-engineer its software products or obtain licenses from third parties to continue offering the software products or cease using such technology, in whole or in part. Any efforts to re-engineer the Company’s software products or obtain licenses from third parties or cease using such technology may not be successful and could substantially increase its costs and have a material adverse effect on the business, financial condition and results of operations of QAT.

The Company operates in a highly competitive market

The financial services market is intensely competitive and characterized by the existence of larger established trading and trading software companies along with the frequent entry of new competitors and introductions of new software programs, features and technical innovations. Numerous competitors are already established in this marketplace. Many of these companies may have greater resources, and recognition than the Company. In addition, there can be no assurance that the Company will be successful in its efforts, or, if successful, that the Company will have the resources to sustain any early growth or market penetration the Company may achieve.

In addition, the market for online trading of stocks and related services accessible to personal computer users is changing rapidly. The applications growth and emergence of the Internet as a low-cost source of worldwide financial market data, subscriptions, trade execution and research services, has already threatened the existence of established data and information vendors, as well as full-service brokers. This creates technical, competitive and business trends, the outcomes of which are uncertain and which may adversely affect the business.

The Company may be a Passive Foreign Investment Company, which may result in material adverse U.S. federal income tax consequences to U.S. investors.

Investors in the Company’s common shares that are U.S. taxpayers should be aware that the Company may be a “passive foreign investment company” under Section 1297(a) of the U.S. Internal Revenue Code (a “PFIC”).

No dividends

The payment of dividends on QAT common shares is within the discretion of the Board and will depend upon its future earnings, capital requirements, financial condition, and other relevant factors.  The Company does not currently intend to declare any dividends on its shares for the foreseeable future.

Acquisitions or other Business Transactions

The Company may, when and if the opportunity arises, acquire other products, technologies or businesses involved in activities, or having product lines, that are complementary to its business.  Acquisitions involve numerous risks, including difficulties in the assimilation of the operations, technologies and products of the acquired companies, the diversion of management’s attention from other business concerns, risks associated with entering markets or conducting operations with which the Company has no or limited direct prior experience and the potential loss of key employees of the acquired company.  Moreover, there can be no assurance that any anticipated benefits of an acquisition will be realized. Future acquisitions by the Company could result in potentially dilutive issuances of equity securities, the use of cash, the incurrence of debt and contingent liabilities, and write-off of acquired research and development costs, all of which could materially and adversely affect the Company’s financial condition, results of operations and cash flows.

CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

International Financial Reporting Standards (“IFRS”)

In February 2008, the Canadian Accounting Standards Board announced that 2011 is the changeover date for publicly accountable profit-oriented enterprises to use IFRS, replacing Canadian GAAP for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.  Accordingly, the Company has commenced reporting on an IFRS basis in the current consolidated financial statements.  Comparative information for the periods from January 1, 2010 onwards has been restated in accordance with IFRS.

Transition to IFRS from Canadian GAAP

In conjunction with its conversion to IFRS, the Company completed an assessment of its information systems and based on this review no significant changes to the information systems were required as part of the IFRS conversion process.  In addition, the effects of the adoption of IFRS on the Company’s business activities and internal controls, including disclosure controls and procedures, were reviewed and no significant changes to the Company’s business activities and internal control environment were required.

First-time adoption of IFRS

IFRS 1 generally requires that first-time adopters of IFRS retrospectively apply all IFRS standards with the exception of certain options exemptions and mandatory exceptions.  In converting its Canadian GAAP financial statements to IFRS, the Company utilized the IFRS 1 exemptions as disclosed in Note 15 of the December 31, 2011 audited consolidated financial statements.

Impact of adoption of IFRS on financial reporting

The following is a summary of the impact on IFRS conversion:

Area	Accounting Policy Difference	January 1, 2010 Balance Sheet Impact	December 31, 2010 Balance Sheet Impact

Intangible Asset (Software)	Under Canadian GAAP, the Software is amortized over the expected use of the asset.	No impact	Amortization has been recorded since the date of acquisitions in the amount of $519,359 thus reducing intangible asset and increasing amortization expense.

Under IAS 38 the Software asset is amortized
over its useful life which is defined as he
period over which an asset s expected to be
available for use by an entity. IFRS the
software asset is amortized when the
asset is available for use.

The software asset was available for use upon acquisition and as a result amortization has been recorded rom the date of acquisition.

OTHER

To view the public documents of the Company, please visit the Company's profile on the SEDAR website at www.sedar.com.